Exhibit 99.1
Shinhan Financial Group’s Board made a resolution to issue Write-down Contingent Capital Securities.

On May 10, 2019, the board of directors of Shinhan Financial Group made a resolution to issue Write-down Contingent Capital Securities.

1. Purpose of issuance: To maintain capital requirements under the Basel III

2. Details of issuance

Type of Securities	Write-down Contingent Capital Securities (Basel 3 Compliant Additional Tier1 Capital)
Total Amount of Issuance Limit	KRW 200 billion
Maturity of Securities	Perpetual Securities with the conditions of Call option after 5 years from the issuance date and at every interest (dividend) payment date (3 months) following the first call date by the issuer.
Point of Non-Viability Trigger Event

Under Article 2 of the Act on the Structural Improvement of the Financial Industry, the total amount of the contingent capital securities (including interests) will be written off without any prior consent or approval from related parties if the issuing company is designated as an insolvent financial institution.

* The details of issuance and interest rate will be delegated to the Chief Executive Officer.

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